SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM), in compliance with the Article 12  of the Securities and Exchange Commission of Brazil (“CVM”) Instruction no 358/02, and amendments, notifies its Shareholders and the market, in general, that on Januaty  2nd, 2012, it received the following notification from the Shareholder  Morgan Stanley.

NOTIFICATION TO THE MARKET

Dear Sirs,

Itaú Unibanco S.A, headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa São Paulo – SP, and mailing address at Rua Ururaí 111, Prédio 2, Térreo, São Paulo – SP, enrolled at the Corporate Taxpayer’s Roll[CNPJ] under the no 60.701.190/0001-04 (“Itaú Unibanco”), in the capacity of legal representative, as per the CMN Resolution no 2689/2000, of the non-resident investor Morgan Stanley Uruguay, enrolled at the CNPJ under the no 05.447.544/0001-10, CVM Code no 06980.000388.069671.1-4 (“Investor”), in accordance with the Article 12 of the CVM Instruction no 358/2002, states, as follows.

The Investor sold 54,698 preferred shares issued by the Company, via several operations closed on 12/28/11.

Thence, based on the total Company’s Capital Stock, of 100,390,098 preferred shares, the investor has decreased its interest from 5.01% to 4.96% in the Company’s preferred shares.

Based on the information provided by the Investor, the scope of the transaction reported herein (i) does not include the acquisition of the Company’s control, (ii) does not aim to change its management, the structure of its control, nor does it regulates its operations, and (iii) includes a mere investment in the Company.

We highlight that the information hereby provided is based in the interests held in custody by the Itaú Unibanco S.A. Thus, if the Investor has more than one legal representative, and more than one custodian in the Country, the foregoing information might not include the totality of the interest held by the Investor, in regards to the Company’s investments. In these instances, we shall not be liable for eventual inconsistencies, or inaccuracies in the foregoing information. In the instances of eventual doubts, or if further clarifications are needed, the interested Party ought to contact, directly the Investor.

Sincerely

Itaú Unibanco S.A.

Luciano Reck

Rumiko Otani

Líbano Miranda Barroso

Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.